Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

May 8, 2015

Ms. Jaime John
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:     Caesars Entertainment Corp.
Annual Report on Form 10-K for the year ended December 31, 2014
Filed March 16, 2015
File No. 001-10410

Dear Ms. John:

This is in response to the Staff’s letter dated April 24, 2015 regarding Caesars’ Annual Report on Form 10-K for the year ended December 31, 2014. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

* * * * * * * *

Item 1A – Risk Factors

Due to uncertainties relating to the Noteholder Disputes….page 8

1.
We note your disclosure that if a court were to find in favor of the claimants in any of the Noteholder Disputes, it could have a material adverse effect on your business, financial condition, results of operations and cash flows. We further note your disclosure that the material uncertainty related to the Litigation proceeding raises substantial doubt about the company’s ability to continue as a going concern. In future Exchange Act periodic reports, please include additional risk factor disclosure that discusses in greater detail the possible material adverse effect of the litigation, such as returning the assets or their value to your subsidiaries and how it would impact your business, financial condition, results of operations and cash flows or advise.

Response:
In future Exchange Act periodic reports, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, we will include additional risk factor disclosure that discusses in greater detail the possible material adverse effect of the litigation, such as returning the assets or their value to our subsidiaries and how it would impact our business, financial condition, results of operations and cash flows. Our anticipated disclosure is as follows:

If a court were to find in favor of the claimants in any of the Noteholder Disputes, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to a number of Noteholder Disputes related to various transactions that CEOC has completed.  Plaintiffs in certain of these actions raise allegations of breach of contract, intentional and constructive fraudulent transfer, and breach of fiduciary duty, among other claims. Although the First Lien Lawsuit has been subject to a consensual stay pursuant to the RSA since CEOC’s filing for Chapter 11, and the Second Lien Lawsuit is not proceeding with respect to fraud or breach of fiduciary duty claims, were a court eventually to find in favor of the plaintiffs on such claims in any of the Noteholder Disputes, the transactions at issue in those lawsuits may be subject to rescission and/or the Company may be required to pay damages to the plaintiffs. Were those things to happen, to the extent the Company does not have sufficient cash to satisfy such obligations, the Company would need to sell assets, issue additional equity securities or take steps to restructure its balance sheet and capital structure. As part of this process, a filing under Chapter 11 could become necessary, if the Company is unable to sell assets or issue equity securities on commercially reasonable terms, or at all.
A number of the Noteholder Disputes also involve claims (the “Guarantee Claims”) that the Company is liable for all amounts due and owing on certain notes issued by CEOC, based on allegations that provisions in the governing indentures pursuant to which the Company guaranteed CEOC’s obligations under those notes remain in effect.  Most recently, on March 3, 2015, BOKF, N.A. filed a lawsuit (the “BOKF Lawsuit”) in its capacity as successor indenture trustee for CEOC’s 12.75% Second-Priority Notes in the United States District Court for the Southern District of New York (the “SDNY Court”), raising such claims against Caesars Entertainment.  Adverse rulings on such claims in the BOKF Lawsuit or any of the other Noteholder Disputes could negatively affect the Company’s position on such claims in other Noteholder Disputes, or with respect to potential claims by other holders of certain other notes issued by CEOC.  If the court in any of these Noteholder Disputes were to find in favor of the plaintiffs on such claims, Caesars Entertainment may become obligated to pay all principal, interest, and other amounts due and owing on the notes at issue.  If Caesars Entertainment became obligated to pay amounts owed on CEOC’s indebtedness as a result of these claims and did not have sufficient cash to satisfy such obligations, it would need to sell assets, issue additional equity securities or take steps to restructure its balance sheet and capital structure. As part of this process, a filing under Chapter 11 could become necessary if the Company is unable to sell assets or issue equity securities on commercially reasonable terms, or at all. Accordingly, as certain of the Guarantee Claims have not been stayed, and given the timing on which these Guarantee Claims are proceeding and the inherent uncertainties of litigation, we have concluded that these matters raise substantial doubt about the Company’s ability to continue as a going concern.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Liquidity Discussion and Analysis, page 53

2.
We note that the material uncertainty related to certain of your litigation proceedings raises substantial doubt about your ability to continue as a going concern. Please tell us and consider disclosing in future Exchange Act periodic reports the effect that the litigation as well as the look back period described on page 125 may have on your historical material transactions including but not limited to the following:

•
The property transaction between CEOC and CGP described on page 71 and the CGPH Term Loan and Notes. In this regard, we note your disclosure on page 95 that the CGPH Term Loan and Notes are secured by substantially all of the existing property and assets of CGPH;

•	The Note Purchase and Support Agreement described on page 89; and

•
The 2013 sale of The LINQ Promenade and Octavius Tower from CEOC to CERP described on page 44 and the CERP financing. In this regard, we note your disclosure on page 92 that CERP pledged a significant portion of its assets as collateral.

We may have further comments.

Response:
Assessment of the effect that the litigation may have on our historical material transactions

In its Form 10-Q for the quarter ended March 31, 2015, the Company added a Risk Factor that addresses solely the Noteholder Disputes (which supplements the existing Risk Factor regarding pending legal proceedings that appears on page 14 of the Form 10-K).   The additional Risk Factor (included also as our response to your comment number one in this letter) discloses in more detail the potential effects of the Noteholder Disputes, as set forth below.  The Company will update this Risk Factor in future filings as appropriate and include a reference in our Management’s Discussion and Analysis to such Risk Factor.

Many claims in the ongoing Noteholder Disputes with respect to the Company’s historical material transactions have been stayed in connection with CEOC’s Chapter 11 filing and entry into the RSA.  These transactions include the transactions described above and related debt financings.  An Examiner has been appointed by the bankruptcy court to review these transactions and the Examiner will assist the bankruptcy court in resolving these claims through the Chapter 11 restructuring process.

Certain of the Disputes have not been stayed, specifically litigation with respect to the release of CEC’s guarantee of certain of CEOC’s notes (the “Guarantee Release”) and the Note Purchase and Support Agreement with respect to CEC.  Our conclusion that the litigation creates a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern relates to the Guarantee Release claims and is based on the timing on which these claims are proceeding and the inherent uncertainties of litigation. More specifically, were a court to find in favor of the plaintiffs on claims regarding the Guarantee Release, the Guarantee Release may be deemed to be null and void with respect to certain CEOC notes, and the Company thereafter could be required to make payments to third parties for amounts due and owing on these notes.

Assessment of the effect that the look-back period may have on our historical material transactions

With respect to the look back period, upon filing for Chapter 11, a 90-day look back period for preferential treatment applies to any transactions by the debtor.  Because the involuntary Chapter 11 filing against CEOC occurred on January 12, 2015, three days earlier than the voluntary Chapter 11 filing on January 15, 2015, the 90-day look back period may be deemed to run from the earlier date if the bankruptcy court decides that the Chapter 11 process began at such earlier date.  As a result, transactions by CEOC during such earlier period, which included the granting of security interests in certain cash collateral that occurred during that earlier period, may be subject to rescission as preferential treatment. We do not believe that the determination of the look-back period would have a material impact on the CEC financial statements.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business

Going Concern, page 68

3.	We note that your pending litigation and other Noteholder Disputes related to certain CEOC transactions raise substantial doubt about your ability to continue as a going concern. We further note your belief that it is not probable that a material loss will result from the litigation and Noteholder Disputes. Please tell us how you concluded that material losses from the litigation and Noteholder Disputes were not probable, yet due to these matters, there is substantial doubt about your ability to continue as a going concern.

Response:
Management’s assessment under ASC450

We performed an assessment of the litigation and Noteholder Disputes described in Note 15 in accordance with ASC450, Contingencies. As described in Note 15, there are three primary categories of suits pending against CEC at varying stages of progress, each with different named parties, assertions and demands.

1.
The “Unsecured Note Lawsuits” which were filed against CEC and CEOC and which relate to the August 12, 2014 Note Purchase and Support Agreement transaction between CEC and CEOC and certain other holders of the CEOC Senior Notes.

2.
The “First Lien Lawsuit”, which was filed against CEC, CEOC, CERP, CGP LLC, CES, and others alleging generally that defendants have improperly stripped CEOC of prized assets, have wrongfully affected a release of a CEC parental guarantee of CEOC debt and have committed other wrongs.

3.
The “Second Lien Lawsuit”, which was filed by a Note Trustee on behalf of itself, and derivatively on behalf of CEOC, against CEC and CEOC, CGP LL, CERP, CES and others alleges claims for breach of contract, intentional and constructive fraudulent transfer, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and corporate waste. The lawsuit seeks, among other remedies, a declaration that CEC remains liable under the parent guarantee formerly applicable to the Notes. During the Chapter 11 process, the claims against CEC seeking a declaration that CEC remains liable under the parent guarantee formerly applicable to the Notes have been allowed to continue.

CEC believes each of these lawsuits are without merit and will defend itself vigorously. In each case, due to the inherent risks of litigation in general, and the early stages of the litigation in particular we concluded that the risk of loss is neither probable, nor remote, and therefore it was reasonably possibly that a loss may be incurred. However, due to the unspecified nature of the amount of the claims and remedies, we could not make a reasonable estimate of these claims either individually or in the aggregate at the time of filing our Report on Form 10-K.

While we expect that most of these matters will ultimately be resolved through the CEOC bankruptcy process, should these matters ultimately be resolved through litigation outside of the financial restructuring of CEOC, and were a court to find in favor of the claimants in any of these Noteholder Disputes, such determination could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Management’s assessment of our ability to continue as a going concern under AU341

We performed our going concern assumption assessment in accordance with the guidance provided by AU341. Under AU341, we assessed whether there is “substantial doubt” regarding the company´s ability to continue as a going concern for a reasonable period of time, which for our purposes we defined as one year from the issuance of the 2014 financial statements, or March 16, 2015.

AU 341 does not define substantial doubt, rather this determination is “qualitative based on the relevant events and conditions and other considerations set forth in AU 341”. We considered the recently issued ASU 2014-15, which amended ASC 205-40. ASU 2014-15 defines substantial doubt as “probable”. However, ASU 2014-15 is applicable for periods ending after December 15, 2016 and we did not elect to early adopt this new standard. We also considered the guidance in PCAOB APA No. 13, dated September 22, 2014, which further clarifies that even if management were to have adopted ASU 2014-15 and we had used “probable” as the threshold for substantial doubt, that our auditors would still be required to assess substantial doubt under AU341, which as noted above is a judgment based model.

We considered the likelihood of a negative outcome to the litigation and Noteholder Disputes with reasonably possible material implications occurring within our assessment window through March 16, 2016. Because we were unable to conclude with a high enough degree of certainty that the claims against CEC (specifically with potential for reinstatement of the parent guarantee formerly applicable to the Notes) would not be unfavorably adjudicated prior to March 16, 2016, due to the inherent risks of litigation in general, and the early stages of this litigation in particular, we further concluded that management could not effectively implement plans on its own to alleviate the doubt caused by the litigation and Noteholder Disputes. We therefore reached the conclusion that substantial doubt existed regarding our ability to continue as a going concern for a reasonable period of time.

We therefore believed that it was not necessary to reach a conclusion that matters must be probable of an adverse conclusion for them to cause a substantial doubt about an entity’s ability to continue as a going concern. Such was the case with our assessment of the litigation and Noteholder Disputes which raised to the level of substantial doubt, but which we have concluded are not probable under ASC450.

Accordingly, we believe that our conclusions under ASC450 with respect to those same legal matters are consistent with our conclusions that substantial doubt exists regarding our ability to continue as a going concern for a reasonable period of time.

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition

Interactive Entertainment – Social and Mobile Games, page 77

4.
We note your disclosure that CIE must estimate the amount of outstanding purchased virtual currency at each reporting period because CIE is unable to distinguish between the consumption of purchased or free virtual currency. Please provide additional details regarding the methods used to allocate your virtual currency between purchased currency and free currency.

Response:
We respectfully advise the Staff that we do not allocate virtual currency between purchased currency and free currency. The only allocation that is required is to allocate purchased currency between consumed and not consumed as of a respective reporting date.

As the Company’s virtual coin pricing may vary with each purchase and across each platform, the Company does not convert each purchase of coins into a price per coin. Instead, the Company tracks each individual purchase, the dollar value of that purchase, and then estimates the consumption rate of those virtual coins.

To estimate the consumption rate of virtual coins, the Company gathers the data for all customer purchases and stratifies the data according to the number of transactions by each of the paying players. Within each stratification, the Company estimates the consumption rates based upon the duration in between individual purchases. Based upon the Company’s estimates of the consumption rate, the Company calculates the percentage of each individual purchase (not the total account balance) that has not been consumed at each reporting date.

For example, assume a user for which we calculate a consumption rate of 10 days based upon historical customer behavior. If that customer made a purchase 3 days prior to the end of the reporting period, 30% of that customer’s purchase (3 days elapsed prior to the reporting date, divided by the consumption rate of 10 days) would be considered to be consumed, and 70% of that customer’s purchase (7 days remaining in the consumption period divided by the consumption rate of 10 days) would be recorded as deferred revenue at period end.

Note 8 – Goodwill and Other Intangible Assets, page 82

5.
You disclose on page 84 that you were unable to finalize your impairment assessment related to goodwill of certain properties that had a triggering event in the fourth quarter. Please tell us the consideration you gave to the disclosure requirements of ASC 350-20-35-18. In this regard, provide us with additional details including the specific reporting units to which this disclosure relates and the total amount of goodwill allocated to each such reporting unit. Additionally, tell us how your change in operating segments impacts your goodwill impairment analysis, how you have determined your reporting units and whether you considered the potential impairment of other indefinite-lived intangible assets in the context of your analysis.

Response:
In Note 21, we provide that “we view each casino property… as operating segments”. We therefore view our reporting units to be our operating segments. Because we have assessed our reporting units to be our operating segments, which are equivalent to our individual properties, the recent change in reportable segments did not change our operating segment analysis and did not change our approach to our goodwill or indefinite-lived intangible asset impairment analyses.

The specific property which had a triggering event was the Flamingo Las Vegas casino, which carries goodwill totaling $304 million. We did not record any amounts under ASC 350-20-35-18 because we did not believe that a goodwill impairment loss was probable, nor had we completed the detailed fair value analysis of the related property, plant and equipment necessary to complete our analyses. During the first quarter of 2015 we completed our fair value analysis, which confirmed there was no goodwill impairment as of December 31, 2014. We have disclosed this fact in our Report on Form 10-Q for the period ended March 31, 2015.

Note 15 – Litigation, Contractual Commitments and Contingent Liabilities

Noteholder Disputes, page 104

6.
We note on page 105 that you cannot provide a “range of potential losses … due to inherent uncertainty of litigation and the stage of related litigation.” Please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and tell us the specific factors that are causing the inability to estimate a range for each material matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term “potential”; therefore in future filings please provide disclosure relative to reasonably possible losses.

Response:
Management’s general process with respect to legal contingencies

We supplementally advise the Staff that CEC undertakes a review process on a quarterly basis that examines the status of pending legal matters regarding CEC and its subsidiaries and attempts to estimate, if possible, a range of reasonably possible loss. Specifically, internal counsel is responsible for identifying and supervising legal matters affecting the Company. Internal counsel seeks guidance from external counsel as to the nature of potential outcomes for legal matters affecting the Company, the likelihood of such potential outcomes occurring, and the range of reasonably possible losses associated with those potential outcomes that should be considered in establishing an accrual or making a disclosure. Internal counsel communicates to the Finance Department any legal matters that have a reasonable possibility of loss for the Company which would require payment by the Company of at least a threshold amount for settlement or other resolution. Our initial evaluation is made for legal matters without regard to amount to ensure that we capture individual matters that could aggregate to a material amount. Prior to each quarter-end, the Finance Department coordinates a legal status meeting with members of the Legal Department and other CEC and Company representatives to assess the status of any ongoing legal matters. At this meeting, the status of legal contingencies are reviewed and supervising in-house attorneys update the group on the status of each matter and highlight any material developments since the last meeting. If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss or range of loss. In order to determine this, the group evaluates numerous factors such as those described in ASC 450-20-55-12 as well as other similar matters that could be considered precedent for that particular matter. We supplement these activities through training, at least annually, on the criteria set forth in ASC450 for loss contingencies, which includes a definition of what each of the likelihood thresholds mean.

The Finance and Legal Departments also discuss the conclusions regarding significant legal matters, including items which may result from the above analysis, with the members of the Audit Committee of CEC’s Board of Directors at each meeting at which SEC financial statement disclosures and filings are reviewed and approved, and with the members of the Board of Directors at each quarterly meeting of the Board of Directors, and address any questions raised by either the Audit Committee or the Board of Directors.

Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by the Legal Department to ensure any material changes are appropriately considered by the Finance Department and addressed prior to the filing of the Company’s financial statements.

Management’s assessment of reasonably possible losses related to general litigation other than Litigation in Note 15

We assessed all matters other than those specifically described in Note 15 to have a top end of the range of approximately $5 million in the aggregate, which we concluded was immaterial and not necessary for disclosure.

Management’s assessment of reasonably possible losses related to Litigation included in Note 15

Specifically, in connection with the disclosures set forth in Note 15, the Legal Department closely monitored the litigation discussed in Note 15 and provided updates to CEC’s Finance Department, Audit Committee and the Board of Directors. The Company also reviewed its disclosure with outside counsel.

Based on the facts as known to us at the time of our filing (and also today), we are unable to estimate a range of reasonably possible losses for the litigation and Noteholder Disputes. As described in Note 15, our inability to estimate a range of losses is due to: (1) the uncertainty of the litigation, (2) the very early stages of development of those matters, and in addition (3) the lack of quantitative amounts having been asserted by the claimants. Accordingly, we have made disclosures consistent with the requirements in ASC450-20-50-3 and 50-4, including the statement that such an estimate cannot be made.

Future disclosure considerations

The Company understands that an inability to estimate the range of loss with confidence or precision does not mean the range of loss should not be disclosed, and the Company undertakes to continuously manage and monitor each outstanding litigation matter and to reassess its ability to estimate a range of reasonably possible losses as each litigation progresses through the legal process. In future filings, we will continue to assess legal contingencies in the manner set forth above, and will update our disclosures as related cases progress. These disclosures will include estimates of ranges of reasonably possible losses as information becomes available that enable us to make such estimates, if such disclosures are material.

Additionally, the Company acknowledges the Staff’s comment regarding ASC 450 and use of the term “potential”; and undertakes to provide disclosure relative to reasonably possible losses in future filings.

Note 23 – Subsequent Events – CEOC Bankruptcy and Deconsolidation

Deconsolidation of CEOC, page 125

7.	We note your disclosure on page 123 which indicates that you have agreed, among other things, to purchase up to all of the OpCo equity and 14.8% of the PropCo equity. Please describe the corporate structure and governance of OpCo, PropCo and the REIT and tell us whether you intend to consolidate any of the entities after the restructuring is complete.

Response:

Background. The corporate structure of OpCo, PropCo and the REIT remain the subject of on-going negotiations and have yet to be finalized. We refer you to our Form 8-K filed on January 14, 2015, specifically the Restructuring and Support Agreement included as Exhibit 10.1 thereto. The corporate structure and governance of these contemplated entities is described in Schedule B thereto, including Item III, The REIT and Equity Securities and Item VII, Charter Documents and Bylaws of the Equity Issuers. We note that Schedule B sets forth a set of indicative terms which remain subject to a number of conditions, including completion of both definitive documentation and the restructuring of CEOC in the Chapter 11 reorganization process. Thus, the corporate structure and governance of OpCo, PropCo and the REIT remain subject to further negotiations.

The inherent nature of the ongoing CEOC bankruptcy proceedings and the interrelated aspects of the restructuring negotiations cause the anticipated corporate structure and related governance of those entities expected to exist at emergence to continue to evolve. Due to these factors, we have not completed a detailed analysis of the entities after restructuring concludes. We expect to perform such analyses as the details of the expected corporate structure become more stable. Although we have deconsolidated CEOC as of its filing for bankruptcy effective January 15, 2015, we continue to monitor those negotiations for any potential impacts on CEC’s financial statements or disclosures.

* * * * * * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2011 Form 10-K. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me or Keith Causey, Senior Vice President, Chief Accounting Officer at (702-407-6000).

Very Truly Yours,

/S/ Eric Hession

Eric Hession
Senior Vice President and
Chief Financial Officer

cc:     William Demarest
Jerard Gibson
Scott Wiegand